UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

          [X] Form 10-K or 10-KSB      [ ] Form 20-F      [ ] Form 11-K

                            [ ] Form 10-Q       [ ] Form N-SAR

For Period Ended: MARCH 31, 1999

[ ] Transition Report on Form 10-K or 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period
Ended:

    READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    Nothing in this form shall be construed to Imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant    Nevada Gold & Casinos, Inc.
                           ---------------------------
Address of Principal Executive Office (Street and Number)

     3040 Post Oak Boulevard, Suite 675,
     -----------------------------------
City, state and Zip Code   Houston, Texas 77056
                           --------------------

SEC FORM 12B-25/NEVADA GOLD & CASINOS, INC.
JUNE 28, 1999                                                             PAGE 1

                                    PART II
                            RULES 12B-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check box if appropriate)

    [x] (a) The reasons described in reasonable detail in Part III of this could not be eliminated without unreasonable effort or expense;

    [x] (b) The Subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [ ] (c) The accountant's statement or other exhibit required by rule
            12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report, or portion of the form or report, could not be filed within the prescribed time period. (Attach extra sheets if needed.)


         Nevada Gold & Casinos owns an approximate 30% interest in Restaurant Connections International, Inc. ("RCI"). On December 31, 1998, RCI purchased a Pizza Hut franchise located solely in Sao Paulo, Brazil. Due to the timing of this acquisition and the time required to obtain and audit the information relating to the foreign operations to be included in Nevada Gold's March 31, 1999, financial statements, Nevada Gold respectfully requests an extension of time for filing its Form 10-KSB as provided by Rule 12b-25.

                                      PART IV
                                 OTHER INFORMATION

        (1) Name and telephone number of person to contact regarding this notification:

         H. THOMAS WINN                713           621-2245
         ---------------------------------------------------------
         (Name)                     (Area Code) (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file the reports) been filed? If the answer is no, identify report(s).
            [ ] Yes [X] No

            Form 3 for new Director James Wong has not yet been filed.

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? [ ]Yes [X] No


SEC FORM 12B-25/NEVADA GOLD & CASINOS, INC.
JUNE 28, 1999                                                             PAGE 2

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            --------------------------------------------------------------------

            --------------------------------------------------------------------


                            NEVADA GOLD & CASINOS, INC.
                            ---------------------------
                   (Name of Registrant as Specified in Charter)

    Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


         Date: JUNE 29, 1999    /S/ H. THOMAS WINN
                                    H. Thomas Winn
                                    President and CEO

            INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name title of the person signing the form shall be typed or printed beneath the signature. If the statement is on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

            Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments to it must be completed and filed with the Securities and Exchange Commission, Washington, D.C., 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments to it shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

SEC FORM 12B-25/NEVADA GOLD & CASINOS, INC.
JUNE 28, 1999                                                             PAGE 3